UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.
Publicly-Held Corporation

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

MATERIAL FACT

Telefônica Brasil S.A. ("Company"), in the manner and for the purposes of article 157, paragraph 4, of Law 6,404/76, as amended, and pursuant to Comissão de Valores Mobiliários Instruction No. 358/2002 (“CVM Instruction 358”), as amended, hereby informs its shareholders and the market in general that, in line with the Company’s strategy to offer the best experience to our customers and capture the existing growth opportunities in the country: (i) it will invest an estimated R$24 billion for the triennium 2018-20, with main focus in expansion and quality of mobile and fixed networks, excluding possible investments in licenses; and (ii) additionally, will invest an estimated R$2.5 billion, for the same period, exclusively intended for the acceleration of fiber network expansion.

We clarify that the amounts above are estimations, subject to variations in the face of possible changes to the business and macroeconomic environment.

The Company also informs that it will present the relevant information in its Formulário de Referência, in the pursuant of CVM Instruction 480/09.

São Paulo, March 12, 2018.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Phone: +55 11 3430-3687

E-mail: ir.br@telefonica.com

www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 12, 2018	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director